Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting (the “Notice”) of the Company both dated 10 February 2023 in relation to the convening of the EGM for the purpose of considering and, if thought fit, approving, inter alia, the Refreshment of General Mandate. Capitalized terms used herein shall have the same meanings as those defined in the Circular and Notice unless otherwise stated.

Poll results

At the EGM of the Company held on 10 March 2023, voting on the proposed ordinary resolution (the “Resolution”) as set out in the Notice was taken by poll.

The poll results in respect of the Resolution proposed at the EGM was as follows:

No. of Votes (%)
ORDINARY RESOLUTION			FOR	AGAINST
1.	To approve that:		73,618,631 Ordinary (Note 1)	7,445,700 Ordinary
			Shares (90.82%)	Shares (9.18%)
(a)

the Existing General Mandate granted to the Directors to allot, issue and deal with the additional Ordinary Shares pursuant to ordinary resolution number 6 passed at the AGM held on 29 June 2022 be and is hereby revoked (without prejudice to any valid exercise of the Existing General Mandate prior to the passing of this resolution);

(b)

subject to paragraph (e) below, a New General Mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period (as defined in paragraph (e) below) all the powers of the Company to allot, issue and deal with additional Ordinary Shares and to make or grant offers, agreements, options (including bonds, warrants and debentures convertible into Ordinary Shares) or warrants which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and requirements of the Listing Rules (as amended from time to time);

	(c)	the New General Mandate approved in paragraph (b) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options (including bonds, warrants and debentures convertible into Ordinary Shares) and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period; and

No. of Votes (%)
ORDINARY RESOLUTION		FOR	AGAINST
(d)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the New General Mandate approved in paragraph (b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (e) below); or (ii) any share schemes (including share option schemes and share award schemes) or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries for the purpose of granting or issuing Ordinary Shares or right to acquire Ordinary Shares to any eligible participants under such share schemes; or (iii) an issue of Ordinary Share in lieu of the whole or part of a dividend on Ordinary Shares in accordance with the memorandum and articles of association of the Company from time to time; or (iv) pursuant to a specific authority granted by the Ordinary Shareholders; or (v) an issue of Ordinary Shares as scrip dividend or similar arrangement in accordance with the articles of association of the Company from time to time, shall not exceed 20% of the aggregate number of the Ordinary Shares in the share capital of the Company in issue as at the date of the passing of this resolution, and the New General Mandate shall be limited accordingly.

Note:

1.	A total of 77,548,631 Ordinary Shares were cast in favour of the Resolution, of which 3,930,000 Ordinary Shares were cast in favour of inadvertently by Mr. Chan. According to the Listing Rules, Mr. Chan should abstain from voting on the Resolution. In this regard, the total number of votes cast for the Resolution (excluding 3,930,000 votes cast by Mr. Chan) was 73,618,631 votes.

As at the date of the EGM, the total number of issued Ordinary Shares was 683,493,072 Ordinary Shares. As disclosed in the Circular, Mr. Chan and Mr. Lau with their corresponding associates, holding 97,920,887 and 55,215,444 Ordinary Shares, representing 14.33% and 8.08% of the total issued Ordinary Shares respectively, are required to abstain from voting at the EGM. Save as disclosed, no other Ordinary Shareholder was entitled to attend but was required to abstain from voting in favour at the EGM pursuant to Rule 13.40 of the Listing Rules or have stated their intention in the Circular to vote against or to abstain from voting on the Resolution at the EGM. The total number of Ordinary Shares entitling the Ordinary Shareholders to attend and vote on the Resolution at the EGM were 530,356,741 Ordinary Shares.

As more than 50% of the votes were cast (excluding 3,930,000 votes cast by Mr. Chan) in favour of the above Resolution, it was duly passed as an ordinary resolution of the Company.

Tricor Investor Services Limited, the Company’s branch share registrar in Hong Kong, acted as the scrutineer for the poll at the EGM.

Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin, Mr. Ma Lida, Mr. Liu Kwong Sang and Mr. Chan Anthony Kaikwong attended the EGM in person or by electronic means.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 10 March 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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